Item 77C – Votes

On July 28, 2015, the Fund held its annual meeting of Shareholders for the purpose of voting on a proposal to re-elect Trustees of the Fund and to vote on a Shareholder proposal as described in the proxy statement.  The results of the proposals were as follows:

Proposal:  To re-elect the following trustees to the Clough Global Equity Fund Board.

Adam D. Crescenzi		Jerry G. Rutledge	Vincent W. Versaci
For	16,981,118.388	17,006,580.186	17,006,654.217
Withheld	302,107.278	276,645.480	276,571.449

Proposal:  The Shareholder proposal as described in the proxy statement:

For	3,743,565.063
Against	5,340,285.395
Abstain	138,016.159
Broker Non-Votes	8,061,359.049